U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUER
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                      CORPORATE DEVELOPMENT CENTERS, INC.
                 (Name of Small Business Issuer in its charter)


		     Nevada					          88-0350448
     (State or Other Jurisdiction of		        (IRS Employer
      Incorporation or Organization)			Identification No.)


                 1332 E. Martha Dunyon Circle, Draper, Utah  84020
               (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:	1-801-576-0814

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $0.001

                                    -COVER-

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                                TABLE OF CONTENTS

ITEM NUMBER AND CAPTAION	                                         Page

Part I

1.	Description of Business............................................2

2.	Management's Discussion and Analysis or Plan of Operations.........7

3.	Description of Properties..........................................8

4.	Security Ownership of Certain Beneficial Owners and Management.....9

5.	Directors, Executive Officers, Promoters and Control Persons......10

6.	Executive Compensation............................................10

7.	Certain Relationships and Related Transactions....................11

8.	Description of Securities.........................................11

Part II

1.	Market Price of and Dividends on the Registrant's Common Equity...12
      and Related Stockholder Matters

2.	Legal Proceedings.................................................12

3.	Changes in and Disagreements with Accountants.....................12

4.	Recent Sales of Unregistered Securities...........................12

5.	Indemnification of Directors and Officers.........................13

Part F/S

    Financial Statements................................................14

Part III

1.	Index to Exhibits.................................................14


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                                      PART I

                         ITEM 1.  DESCRIPTION OF BUSINESS

History

	The Company was incorporated in the state of Nevada on August 29, 1995. The Company then sold shares pursuant to an initial public offering conducted exclusively in the State of Nevada (the "Offering"). The Offering was registered with the State of Nevada (State File No. R96-19) and became
effective on March 1, 1996.   The Offering was sold pursuant to Rule 504
promulgated by the Securities and Exchange Commission under Regulation D and pursuant to the Disclosure Document dated March 1, 1996. The Offering was closed after the sale of 534,250 shares.

	At its inception, the Company was formed for the purpose of offering full service executive office space combined with other business services. The initial business plan called for the Company to lease up to 2,500 square feet of office space and then sub-lease executive office space to companies or individuals. In addition to office space, the Company would provide to executives reception desk services, photo copying services, postal services and other services needed for a business executive to operate a free standing office.

	The Company initiated its business plan in 1996. It purchased office equipment, leased office space and set up executive offices in the Las Vegas, Nevada area. The business as initiated did not prove profitable and the company did not have sufficient capital to continue operations. In its first year of operations the Company collected rents totaling $17,061.00. This revenue was offset against expenses during the same time period totaling $51,517.00. The Company closed operations in 1997. Since that time, the Company has been investigating ways to get back into the executive office space business. The Company has also been investigating other products and/or services in which it might engage that have potential for profit.

General

	For the past two years the Company has had no active business operations. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

	There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of investing in the Company because it will not permit the Company to offset potential losses from one venture against gains from another.


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	The Company has voluntarily filed this registration statement on Form
10-SB to become subject to the reporting requirements under the Securities Exchange Act of 1934, based on management's belief that the Company's reporting status will enhance its ability to locate and acquire a business opportunity. The Company intends to continue to voluntarily file reports under the Securities Exchange Act of 1934, regardless of whether its obligation to do so is suspended by rule of statute.

Selection of a Business

	The Company anticipates that business for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

	Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services. Management of the Company will not receive a finder's fee for locating a business opportunity.

	The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in may instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

	In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company. The Company will not acquire or merge with a business or corporation in which the Company's officers, directors, or promoters, or their affiliates or associates, have any direct or indirect ownership interest.


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	The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective business, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

	The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

	The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective business, the time required to prepare appropriate documents and agreements provided for the Company's participation, and other circumstances.

Acquisition of a Business

	In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot not be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

	In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors may, as a negotiated element of the acquisition, sell a portion of all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not

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acquire their shares of Common Stock with a view towards
any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the number of "restricted securities" held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's Common Stock that could result from substantial sales of such shares after the restrictions no longer apply. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

	In the event of sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sales of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under sate law to act in the best interests of the Company and its stockholders.

	It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

	While the actual terms of the transaction to which the Company may be a party cannot be predicted, it may be expected that that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal
Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity.
Section 368(a) (1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in such a business

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reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on Section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

	Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principals will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

	The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

	The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

	The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The
Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.


Government Regulation

	It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in business.
The use of assets and/or conduct of business which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects

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of such government regulation on the prospective business of the Company.  In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

	The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experiences in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

	The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

           ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Results of Operations

	Seven month period ended July 31, 1999

	The Company had no revenue from continuing operations or from any other source for the seven month period ended July 31, 1999.

	General and administrative expenses for the seven month period ended July 31, 1999, consisted of general corporate administration, legal and professional expenses, and accounting and auditing costs. These expenses were $2,921. The level of expenses reflects the needs of the Company during a particular period of time as far as maintaining the corporate charter in good standing and keeping financial statements current. Expenses incurred during the seven month period also reflect fees incurred as part of the Company's preparation of its registration statement on Form 10-SB under the Securities Act of 1934. The Company is making the filing to become a reporting company based on management's belief that reporting company status may help the Company to attract and acquire a more substantial business venture.

	As a result of the foregoing factors, the Company realized a net loss of $2,921 for the seven months ended July 31, 1999, which is equal to the expenses incurred the same period of time.

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Calendar Years Ended December 31, 1998 and 1997

The Company had no revenue from continuing operations or from any other source for the years ended December 31, 1998 and 1997.

General and administrative expenses for the years ended December 31, 1998 and 1997, consisted primarily of general corporate administration, legal and professional expenses, and accounting and auditing costs. Expenses for 1997 also included expenses left over from the Company's operations as an executive office space provider, prior to ceasing those operations in the first part of 1997. Expenses for 1997 were higher overall due to remaining expenses from operations. Legal, accounting and administrative expenses were higher in 1998 due to the work necessary to obtain a symbol on the OTC Bulletin Board.

Liquidity and Capital Resources

At July 31, 1999, the Company had working capital of approximately $2,265. Since the cease of operations in 1997, the Company has had extremely limited working capital which it has obtained through additional investment in the Company by principal shareholders. The Company can only continue to exist by the continued willingness of principal shareholders to fund the maintaining of the Company.

	Management believes that funding sources will continue to be available to meet the anticipated needs of the Company's operations through at least the next 12 months. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company; and (ii) search for potential business, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires.

                        ITEM 3. DESCRIPTION OF PROPERTIES

	The Company utilizes office space at 1332 E. Martha Dunyon Cir., Draper, Utah 84020, provided by Richard M. Bench, an officer and director of the Company. The Company does not pay rent for this office space.

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    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

	The following table sets forth as of August 31, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

		                              Common	  Percent of
Name and Address	                        Shares	  Class

Richard M. Bench (1)	                 137,500	      8%
1332 East Martha Dunyon Circle
Draper, Utah  84020

David Dorton	                       200,000	     12%
111 E. Broadway
Salt Lake City, Utah  84111

Don L. Oborn (1)	                        37,500	      2%
385 W. Brigham Rd. #14
St. George, Utah  84790

Jim Rostad	                             200,000	     12%
3172 North Rainbow
Las Vegas, Nevada  89108

Larry Snyder	                       200,000	     12%
8011 Firebrand Court
Henderson, Nevada  89014

Stanley K. Stilwell	                 200,000           12%
7604 Delaware Bay Drive
Las Vegas, NV  89128

All Executive officers and
    Directors of a Group (2)	           175,000	     11%

(1)	Messrs. Bench and Oborn are all of the officers and directors of the
Company.

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       ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONAL

Directors and Officers

	The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name		         Age	Position (1)	                 Since

Richard M. Bench	   58	      President and Director		      1998

Don L. Oborn	   67	      Secretary/treasurer and Director	1999

	All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

	The following information on the business experience of each director and officer.

	Richard M. Bench is a licensed realtor and for the past five years has been the operations and marketing manager for El Ray Bench Real Estate Corp. Mr. Bench's recent business experience has also included being director of marketing, director of skier services and ski instructor for Canyon Ski Resort, location near Park City Utah. Mr Bench has owned and operated several small businesses and is the owner and manager of several residential rental properties.

	Don L. Oborn graduated from the University of Utah located in Salt Lake City, Utah in 1956 with a B.S. degree in business management. For most of his professional career he sold life insurance from which he retired in 1991. In June, 1996, he came out of retirement to work with the Utah Business Alliance, Custom Fit Training program through Dixie College in St. George, Utah. In that capacity, he teaches business classes and seminars on management and leadership principles.

                        ITEM 6.  EXECUTIVE COMPENSATION

	The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion of all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No

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advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

	There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

	On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

                 ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

	There are no proposed transactions and no transactions during the past two years to which the Company was a party and which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

	                  ITEM 8.  DESCRIPTION OF SECURITIES

	The Company is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share, of which 1,634,250 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

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                                    PART II

           ITEM 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

	Although quotations for the Company's common stock appear on the OTC Bulletin Board, there is no established trading market for the common stock. The Company first obtained a symbol on the OTC Bulletin Board in the late summer of 1998. Recent information generated by the OTC Bulletin shows no trades in the Company's shares since that time.

	There are no outstanding options or warrants to purchase shares of common stock nor are there outstanding securities convertible into common stock. All shares of common stock outstanding may be sold without restrictions under Rule 144(k) promulgated under the Securities Act of 1933, except 1,100,000 shares which are held by officers, directors, and controlling stockholders ("Control Shares"). Control shares may be sold subject to complying with all of the terms and conditions of Rule 144, except the one-year holding period which has been satisfied. The Company has not agreed to register any common shares and is not planning a registered offering at the present time.

	Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

	At September 21, 1999, there was approximately 47 holders of record of the Company's Common Stock.

                           ITEM 2.  LEGAL PROCEEDINGS

	The Company is not a party to any material pending legal proceedings, and to the best of its knowledge, no such proceedings by or against the Company have been threatened.

                  ITEM 3 CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS

	There have been no changes in or disagreements with accountants in the past three years.

                 ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

	On or about March 20, 1998 the Company issued 100,000 shares of common stock to Richard M. Bench in exchange for the Mr. Bench paying some of the accounts payable of the Company. The shares issued were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. There have been no other sales of securities by the Company in the past three years.

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	         ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

	Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

	(1)	A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of he fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if the acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe this conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

	(2)	A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine an application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

	(3)	To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

	The Company's articles of incorporation provides that the Company may indemnify to the full extent of its power to do so under Nevada law, all directors, officers, employees, and/or agents of the Company for liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company. Consequently, the Company intends to indemnify its officers, directors, employees, and agents to the full extent permitted by the statue noted above.

                                    PART F/S

                               FINANCIAL STATEMENTS

	The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on Page 15.

                                   PART III

                         ITEM 1.  INDEX TO EXHIBITS

	Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibits

Exhibits	   SEC	Title of Document	            Location
No.	       Ref. No.

  1	         (2)	Articles of Incorporation	Fm 10-SB


  2	         (2)	By-Laws		            Fm 10-SB




SIGNATURES

	In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

			                CORPORATE DEVELOPMENT CENTERS, INC.

Date:  September 21, 1999	    By: (Signature)
      ---------------------          --------------------------------
				             Richard M. Bench, President

                       CORPORATE DEVELOPMENT CENTERS, INC.
                          (A Development Stage Company)

                              Financial Statements




Board of Directors
Corporate Development Centers, Inc.
Las Vegas, Nevada

We have compiled the accompanying balance sheet of Corporate Development Centers, Inc. (a development stage company) as of July 31, 1999 and the related statements of operations, cash flows and changes in stockholders' equity for the period from August 29, 1995 (date of inception) to July 31, 1999 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have no audited or reviewed the accompanying financial statements and accordingly do not express an opinion or any other forms of assurance on them.

/s/ Ted A. Madsen

August 10, 1999

                        CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  JULY 31, 1999


ASSETS

	Cash in bank	                               $    2,265

	Organization costs less accumulated
	Amortization of $2,011	                                601
 		                                          ___________

		TOTAL ASSETS		                   $    2,865
									===========


LIABILITIES & STOCKHOLDERS' EQUITY

	Liabilities
		Accounts Payable		                   $    1,345
                                                      ___________

			Total Liabilities 		            1,345

	Stockholders' Equity

		Common stock, authorized 25,000,000 shares
		At $.001 par value, issued and outstanding
		1,234,250 shares		                        1,234

		Additional paid-in capital		           47,559

	(Deficit) accumulated during the development
	stage			                                  (47,272)
                                                      ____________

		Total Stockholders' Equity		            1,521
                                                      ============

		TOTAL LIABILITES & STOCKHOLDER'S EQUITY	 $    2,866
                                                      ============

                         CORPORATE DEVELOPMENT CENTERS, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                         STATEMENT OF OPERATIONS AND DEFICIT
                      ACCUMULATED DURING THE DEVELOPMENT STAGE
                           FOR THE SEVEN MONTHS ENDED
                                  BALANCE SHEET
                                  JULY 31, 1999
                    (With Cumulative Figures From Inception)

					                                  From Inception,
				            Seven Months Ended	    August 29, 1995
				              July 31, 1999     	    to July 31, 1999
				          __________________           _________________

RENTAL INCOME		           $	     	  -	         $        17,061

Expenses

	Advertising				      	  -			       1,657
	Amortization			    		329			       2,199
	Cleaning						  -			       1,803
	Consulting						  -			       3,605
	Depreciation					  -			       2,477
	Fees							  -			       1,083
	Insurance						  -		               414
	Office Expenses			     		 21			       3,085
	Rent							  -			      27,109
	Professional Fees			  	    2,571			       8,879
	Telephone						  -			       5,731
	Utilities						  -			       1,200
						________________		   ________________

		Total Expenses	            $   2,921		   $        59,242

Net (Loss) Before Extraordinary
  Item	   					   (2,921)		           (42,181)

Extraordinary Item:				        -			      (5,091)
						________________		   ________________

Net (Loss)				            $  (2,921)	         $       (47,272)
										   ================

Accumulated deficit, beginning
  of period						$ (44,351)
						________________

Deficit accumulated during the
development stage				      $ (47,272)
						================

                        CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE SEVEN MOMTHS ENDED JULY 31, 1999 AND FROM AUGUST 29, 1995
                      (Date of Inception) TO JULY 31, 1999

					                          Additional
			         Common          Stock	   Paid-in
			         Shares   	 Amount	   Capital       Total

Balance				  -	    $	      -	 $        -	  $	     -
August 29, 1995

Issuance of common
Stock in cash		  800,000	          800	      7,200        8,000

Issuance of common
Stock for services	  200,000		    200		    -		   200
Net (loss) for period		  -		      -	     	    -  	(2,020)
                        _________       _________      __________     _________

Balance,
December 31, 1995		1,000,000		  1,000		7,200		 6,180

Issuance of common
Stock, net of offering
Costs			        534,250		    534	     30,059		30,593
Net (loss) for period		  -		      -		    -      (21,167)
                        _________       _________      __________     _________
Balance
December 31, 1996		1,534,250		  1,534	     37,259		15,606

Net (loss) for period		  -		      -		    -      (14,828)
                        _________       _________      __________     _________

Balance
July 31, 1999		1,534,250		  1,534	     37,259		   778

Issuance of common
Stock for cash		  200,000		    200		9,800		10,000

Cancellation of		 (500,000)		   (500)		  500
Common shares

Net (loss) for period		  -		      -		    -  	(6,336)
                        _________       _________      __________     _________

Balance
December 31, 1998		        -		      -		    -  	(2,921)

Balance
July 31, 1999		1,234,250	   $	  1,234	$    47,559    $	 1,521

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
         FOR THE SEVEN MONTHS ENDED JULY 31, 1999 AND FROM AUGUST 29, 1995
                      (Date of Inception)TO JULY 31, 1999


						                        From inception
					        Seven Months Ended	August 29, 1995
					          July 31, 1999      	to July 31, 1999
						 ___________________   __________________

CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES

Net Loss				          $	     (2,921)	$	(47,272)
Noncash items included in net loss
	Amortization					  329	              2,199
	(Decrease) in stock subscription
         receivable		                  3,500	                  -
	Increase in Accounts Payable			1,345		        1,345
						    _____________       ______________
NET CASH PROVIDED (USED) BY
OPERATING ACTIVITIES				      2,253			(43,728)

CASH FLOWS (USED) BY INVESTING
ACTIVITIES
	Organizational costs				    -			 (2,800)
						    _____________       ______________
	NET CASH (USED) BY INVESTING
	ACTIVITIES						    -			 (2,800)

CASH FLOWS FROM FINANCING ACTIVITIES
	Sale (cancellation) of common stock		    -			  1,234
	Additional paid-in capital		 	    -		       59,706
	Less offering costs				    -			(12,147)
						    _____________       ______________
		NET CASH PROVIDED BY
		FINANCING ACTIVITIES			    -			 48,793

		NET INCREASE IN CASH			2,253		$	  2,265
										=============
CASH AT BEGINNING OF PERIOD				   12
							___________

		CASH AT END OF PERIOD	    $	      2,265
						    =============

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                                JULY 31, 1999


NOTE A:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

The Company will adopt accounting policies and procedures based upon the nature of future transactions

NOTE B:	ORGANIZATION COSTS

		Organization costs were capitalized and amortized over 60 months.

NOTE C:	OFFERING COSTS

		The offering costs which were incurred by the Company in connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D:	PUBLIC STOCK OFFERING

		In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $40,103 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E:	OFFICE EQUIPMENT

		Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

		Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financial reporting.

		All of the office equipment was sold and the existing operations were discontinued in 1997. The sale of the equipment resulted in an extraordinary loss of $5,091.

                         CORPORATE DEVELOPMENT CENTERS, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO THE FINANCIAL STATEMENTS
                                 JULY 31, 1999

NOTE F:	DEVELOPMENT STAGE COMPANY

		The company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenue.

NOTE G:	RELATED PARTY TRANSACTIONS

		The Company retained a shareholder to assist with the formation of the Company and issued 200,000 shares of its commons tock for these services. These services were valued at $200 or $.001 per share.

		The Company paid cash to a shareholder in the amount of $2,500 in connection with the formation of the Company and the preparation and Implementation of the business plan.

NOTE H:	USE OF ESTIMATES

		The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Board of Directors
Corporate Development Centers, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of Corporate Development Centers, Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, cash flows and changes in stockholders' equity for the period from August 29, 1995 (date of inception) to December 31, 1998. These financial statements are the responsibility of Corporate Development Centers, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Corporate Development Centers, Inc. as of December 31, 1998 and the results of operations, cash flows and changes in stockholders' equity for the period then ended, in conformity with generally accepted accounting principles.

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                               DECEMBER 31, 1998


ASSETS

	Cash in bank							$       12

	Organization costs less accumulated
	Amortization of $1,870							 930
                                                                 3,500
                                                            ----------

		TOTAL ASSETS						$    4,442
                                                            ----------


LIABILITIES & STOCKHOLDERS' EQUITY

	Liabilities
		Accounts Payable						$        -
                                                            ----------

			Total Liabilities 					   -

	Stockholders' Equity

		Common stock, authorized 25,000,000 shares
		At $.001 par value, issued and outstanding
		1,234,250 shares						     1,234

		Additional paid-in capital				    47,559

	(Deficit) accumulated during the development
	stage									   (44,351)
                                                             ----------

		Total Stockholders' Equity				     4,442


		TOTAL LIABILITES & STOCKHOLDER'S EQUITY		$    4,442
                                                            ==========

                         CORPORATE DEVELOPMENT CENTERS, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                        STATEMENT OF OPERATIONS AND DEFICIT
                     ACCUMULATED DURING THE DEVELOPMENT STAGE
                       FOR THE YEAR ENDED DECEMBER 31, 1998
                     (With Cumulative Figures From Inception)

					                               From Inception,
				                Year Ended		 August 29, 1995
				            December 31, 1998     to December 31, 1998
					     -------------------   ----------------------

RENTAL INCOME		              $	       -	       $        17,061

Expenses

	Advertising				             -			     1,657
	Amortization				     562			     1,870
	Cleaning				             -			     1,803
	Consulting				             -			     3,605
	Depreciation				       -	                 2,477
	Fees				                   -			     1,083
	Insurance				             -			       414
	Office Expenses			            21			     3,085
	Rent				                   -			    27,109
	Professional Fees			         5,598			     6,308
	Telephone				             -		           5,731
	Utilities				             -			     1,200
						 -------------            --------------
		Total Expenses           $       2,921	        $
	56,321

Net (Loss) Before Extraordinary Item        (6,336)		         (39,260)

Extraordinary Item:			             -			    (5,091)
                                     -------------            ---------------

Net (Loss)			             $      (6,336)	        $	   (44,351)

Accumulated deficit, beginning
  of period	                         $     (38,015)
                                     -------------

Deficit accumulated during the
development stage			       $     (44,351)
                                     =============

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
            FOR THE PERIOD FROM AUGUST 29, 1995 (Date of Inception)
                            TO DECEMBER 31, 1998

					                      Additional
			        Common	    Stock	     Paid-in
			        Shares   	    Amount	     Capital    	  Total

Balance		             -	  $	   -	     $	-		-
August 29, 1995

Issuance of common
Stock in cash		 800,000		 800		  7,200	  8,000

Issuance of common
Stock for services	 200,000		 200		      -	    200
Net (loss) for period		 -		   -		      -  	 (2,020)
                         -------       -------        -------      -------
Balance,
December 31, 1995	     1,000,000	     1,000		  7,200	  6,180

Issuance of common
Stock, net of offering
Costs			       534,250		 534		 30,059	 30,593
Net (loss) for period		 -		   -		      -  	(21,167)
                         -------       -------        -------      -------
Balance
December 31, 1996	     1,534,250	     1,534		 37,259	 15,606

Net (loss) for period		 -		   -		      -  	(14,828)
                         -------       -------        -------      -------

Balance
December 31, 1997	     1,534,250	     1,534		 37,259	    778

Issuance of common
Stock for cash	       200,000		 200		  9,800	 10,000

Cancellation of		(500,000)		(500)		    500
Common shares

Net (loss) for period		 -		   -		      -  	 (6,336)
                         -------       -------        -------      -------

Balance
December 31, 1998		1,234,250	$    1,234	  $	47,559    $   1,521
                        =========   ==========    ==========    =========

                      CORPORATE DEVELOPMENT CENTERS, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                          STATEMENT OF CASH FLOWS
                   FOR THE YEAR ENDED DECEMBER 31, 1998
                 (With Cumulative Figures From Inception)



                                                           From inception
					        Year Ended           August 29, 1995 to
						December 31, 1998      December 31, 1998

CASH FLOWS PROVIDED BY OPERATING
ACTIVITIES

Net Loss				          $    (6,336)	        $	(44,351)
Noncash items included in net loss
	Amortization					562
	1,870
	Increase in stock subscription
        receivable			          3,500	              3,500
	(Decrease) in Accounts payable		714		            -
                                         ----------           -----------

NET CASH PROVIDED (USED) BY
OPERATING ACTIVITIES				    9,988			 45,981

CASH FLOWS (USED) BY INVESTING
ACTIVITIES
	Organizational costs				  -			 (2,800)
                                         ----------           -----------

	NET CASH (USED) BY INVESTING
	ACTIVITIES						  -			 (2,800)

CASH FLOWS FROM FINANCING ACTIVITIES
	Sale (cancellation) of common stock	     (300)			  1,234
	Additional paid-in capital		   10,300		       59,706
	Less offering costs				  -			(12,147)
                                         ----------           -----------

		NET CASH PROVIDED BY
		FINANCING ACTIVITIES		   10,000			 48,793

		NET INCREASE IN CASH			 12	        $	     12
                                                              ===========

CASH AT BEGINNING OF PERIOD				  -
                                         ----------

		CASH AT END OF PERIOD	     $	 12
                                         ==========

                      CORPORATE DEVELOPMENT CENTERS, INC.
                        (A DEVELOPMENT STAGE COMPANY)
                      NOTES TO THE FINANCIAL STATEMENTS
                            DECEMBER 31, 1998


NOTE A:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

		The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

		The Company will adopt accounting policies and procedures based upon the nature of future transactions

NOTE B:	ORGANIZATION COSTS

		Organization costs were capitalized and amortized over 60 months.

NOTE C:	OFFERING COSTS

		The offering costs which were incurred by the Company in connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D:	PUBLIC STOCK OFFERING

		In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $40,103 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E:	OFFICE EQUIPMENT

		Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

		Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financial reporting.

		All of the office equipment was sold and the existing operations were discontinued in 1997. The sale of the equipment resulted in an extraordinary loss of $5,091.

                        CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        NOTES TO THE FINANCIAL STATEMENTS
                              DECEMBER 31, 1998

NOTE F:	RELATED PARTY TRANSACTIONS

  		The Company retained a shareholder to assist with the formation of the Company and issued 200,000 shares of its common stock for these services. These services were valued at $200 or $.001 per share.

		The Company paid cash to a shareholder in the amount of $2,500 in connection with the formation of the Company and the preparation and implementation of the business plan.

NOTE G:	USE OF ESTIMATES

		The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

To the Board of Directors and Stockholders of Corporate Development Centers, Inc.
Las Vegas, Nevada

	I have audited the accompanying balance sheet of Corporate Development Centers, Inc. ( development stage company) as of December 31, 1997 and the related statements of operations, cash flows and changes in stockholders' equity for the period from August 29, 1995 (date of inception) to December
31, 1997. These financial statements are the responsibility of Corporate Development Centers, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

	I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provide a reasonable basis for my opinion.

	In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Corporate Development
Centers, Inc. of December 31, 1997 and the results of the operations, cash flows and changes in stockholders' equity for the period then ended, in conformity with generally accepted accounting principals.



David Coffey C.P.A.
June 16, 1998

                         CORPORATE DEVELOMENT CENTERS, INC.
                           (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                DECEMBER 31, 1997

ASSETS

Organizational costs less accumulated
	Amortization of $1,308	                             $	1,492
                                                           ------------

	Total Assets	                                   $	1,492
                                                           ============

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable	                                         $	  714
                                                           ------------
	Total Liabilities		                                      714

Stockholders' Equity
	Common stock, authorized 25,000,000 shares
	at $.001 par value, issued and outstanding
	1,534,250 shares		                                    1,534
	Additional paid-in capital		                       37,259
	Deficit accumulated during the
		Development stage		                            (38,015)
                                                           -------------
	Total Stockholders' Equity		                          778


	Total Liabilities and Stockholders' Equity	     $	1,492
                                                           ============







                  The accompanying notes are an integral part of
                            these financial statements


                                      -3O-

                        CORPORATE DEVELOPMENT CENTERS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF OPERATIONS AND DEFICIT
                    ACCUMULATED DURING THE DEVELOPMENT STAGE
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (With Cumulative Figures From Inception)


										   From Inception
							    Year ended	  August 29, 1995
							December 31, 1997 To December 31, 1997
                                          ----------------- --------------------
Rental income
	                                        $	       0	     $     17,061

Expenses
	Advertising		                               0		      1,657
	Amortization		                       564		      1,308
	Cleaning		                               0		      1,803
	Consulting		                               0		      3,605
	Depreciation		                         0		      2,477
	Fees		                                    35		        905
	Insurance		                               0		        414
	Office expense		                     1,052		      3,064
	Rent		                                 5,754		     27,109
	Professional fees		                         0		        712
	Telephone		                           1,974		      5,731
	Utilities		                             358		      1,200
                                              ----------          -----------

Total expenses		                           9,737		     49,985

Net Loss before extraordinary items		        (9,737)		    (32,924)

Extraordinary item:
	Loss on sale of office furniture		  (5,091)		     (5,091)
                                              ----------          -----------

Net loss		                               (14,828)	      $   (38,015)
                                                                  ===========
Retained earnings,		                   (23,187)
                                              ----------
Deficit accumulated during
The development stage	                     $	 (38,015)
                                             ===========


                 The accompanying notes are an integral part of
                         these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               PERIOD FROM August 29, 1995 (Date of Inception)
                            To December 31, 1997


								      Additional
				       Common	Stock		 Paid-in
				       Shares	Amount 	 Capital        Total

Balance
August 29, 1995	                ---    $    ---	$	---	$	---

Issuance of common
stock for cash	            800,000	    800	    7,200	    8,000

Issuance of common
stock for services	      200,000	    200	      ---	      200
Less net loss	                ---	    ---		---		---
                   	  ___________  __________    __________  __________
Balance,
December 31, 1995	          1,000,000	  1,000	    7,200	    6,180

Issuance of common
stock for cash	            534,250	    534	   42,206	   42,740
less net loss	                ---	    ---	      ---	  (21,167)
Less offering costs	          ---	    ---	  (12,147)	  (12,147)
                   	  ___________  __________    __________  __________

Balance,
December 31, 1996	          1,534,250   $	  1,534	$  37,259	$  15,606

Less net loss	                ---	    ---		---		---
                   	  ___________  __________    __________  __________

Balance,
December 31, 1997      	    1,534,250   $	  1,534   	$  37,259   $	778
                           ==========   =========     =========   =========





                  The accompanying notes are an integral part of
                           these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                  (With Cumulative Figures From Inception)

										   From Inception,
							    Year ended	   August 29, 1995
							    December 31,     To December 31,
                                                  1997              1997
                                              ------------     ---------------

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net Loss	                                  $  (14,828)	     $  (38,015)
Noncash items included in net loss
	Amortization		                       564		    1,308
	Depreciation		                         0		        0
(Increase (Decrease) in:
	Accounts payable		                         0		      712
	Deposits		                           2,660	        	  0
                                              ----------         ----------

		NET CASH PROVIDED BY
		OPERATING ACTIVITIES		       (11,604)		  (35,995)

CASH FLOWS USED INVESTING ACTIVITIES
	Organizational costs		                   0		    2,800
	Equipment		                         (11,191)	       	  0
                                              ----------         ----------

		NET CASH USED BY
		INVESTING ACTIVITIES		       (11,191)		    2,800

CASH FLOWS FROM FINANCING ACTIVITIES
	Sale of common stock		                   0		    1,534
	Additional paid-in capital		             0		   49,406
	Less offering costs	        	             0		  (12,147)
                                              ----------         ----------

		NET CASH PROVIDED BY
		FINANCING ACTIVITIES		             0		   38,793

		NET INCREASE IN CASH		          (413)	     $       (2)
CASH AT BEGINNING OF PERIOD		                 411         ===========

		CASH AT END OF PERIOD	         $        (2)
		(Reclassified as accounts        ===========
             payable)

                    The accompanying notes are an integral part of
                           these financial statements

                       CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                            December 31, 1997

NOTE A	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

		The Company was incorporated on August 29, 1995 under the laws of the state of Nevada. The business purpose of the Company is to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

		The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B	ORGANIZATION COSTS

		Organization costs were capitalized and amortized over 60 months.

NOTE C	The offering costs which were incurred by the Company in
		connection with a public stock offering were offset against the net offering proceeds of the stock offering.

NOTE D	PUBLIC STOCK OFFERING

		In March of 1996, the Company completed the stock offering and sold 534,250 shares of its common stock at $.08 per share and received net proceeds of $40,103 from that offering. The net proceeds will be used to provide executive office facilities and services and provide corporate registered agent service to Nevada corporations.

NOTE E	OFFICE EQUIPMENT

		Office equipment is carried at cost. Expenditures for the maintenance and repair are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

		Depreciation of the equipment is provided for using the straight-line method over the estimated useful lives for both federal income tax and financial reporting.

		All of the office equipment was sold and the existing operations were discontinued in 1997. The sale of the equipment resulted in a net loss of $11,191.

	                 CORPORATE DEVELOPMENT CENTERS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                       NOTES TO THE FINANCIAL STATEMENTS
                             December 31, 1997

NOTE F	RELATED PARTY TRANSACTIONS

	 	The Company has retained one of its shareholders to assist with the formation of the Company and issued 200,000 shares of its common stock for these services. These services were valued at $200 or $.001 per share.

		The Company paid to pay one of its shareholders $2,500 in connection with the formation of the Company and the preparation and implementation of the business plan.